UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On July 1, 2024, Jin Xuan (Hainan) Holding Co., Ltd. (“JX Hainan”), a subsidiary of JX Luxventure Limited (the “Company”), entered into and executed a Cooperation Agreement (the “Agreement”) with Tianjin Zhongsheng United Automobile Trading Co., Ltd. (“Tianjin Auto Trading”). Pursuant to the terms of the Agreement, Tianjin Auto Trading is required to sell high-end foreign luxury automobiles supplied by JX Hainan in the amount not less than USD100,000,000. An English translation of the Agreement is filed herewith as Exhibit 10.1.

On July 2, 2024, the Company issued a press release with respect to the Agreement, which is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2024	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Cooperation Agreement
99.1	Press Release

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